Exhibit 99.1

PRESS RELEASE	Paris, August 1, 2013

Q2 2013: Last Quarter with Significant Negative Impact from the Patent Cliff

	Q2 2013	Change (reported)	Change (CER)	H1 2013	Change (reported)	Change (CER)
Net sales	€8,003m	-9.8%	-6.3%	€16,062m	-7.6%	-4.6%
Business net income(1)	€1,475m	-23.4%	-18.4%	€3,088m	-29.0%	-24.2%
Business EPS(1)	€1.11	-24.0%	-18.5%	€2.33	-29.4%	-24.5%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for H1 2013 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for H1 2013 was €1,448 million, compared to €2,962 million(2) for H1 2012. Consolidated EPS for H1 2013 was €1.09 versus €2.25(2) for H1 2012.

Commenting on the Group’s performance in Q2 2013, Sanofi Chief Executive Officer, Christopher A. Viehbacher said, “The second quarter was a difficult quarter. As expected, this was the last quarter with a tough comparison to the prior year due to the residual impact of the patent cliff. Sales were also affected by our business in Brazil(3) and commercial underperformance in certain business areas. However, sales growth of 7.7%(4) of our growth platforms(5) in the first half of 2013 continues to demonstrate the value of Sanofi’s integrated business model. In addition, we keep on making strong progress in delivering a growing portfolio of high potential R&D assets, as highlighted by the multiple clinical and regulatory milestones reached in the second quarter of 2013. We continue to expect to return to growth in the second half of 2013.”

Q2 2013 Performance

•         Total sales(6) were €8,003 million, down 6.3% principally impacted by sales lost due to generic competition (€481 million).

•         Sales in Emerging Markets(7) totalled €2,669 million, a decrease of 2.3% (+5.3% excluding Brazil generics); double-digit sales growth was achieved for Diabetes, Vaccines, Genzyme and Animal Health.

•         Diabetes delivered growth of 16.2% to €1,621 million as Lantus® sales reached €1,409 million, an increase of 17.7%.

•         Consumer Healthcare sales were €729 million, an increase of 1.8%.

•         Vaccines sales reached €760 million (+0.4%) and compared to strong Q2 2012 sales which benefited from a later timing of flu vaccines supply in the Southern Hemisphere.

•         Animal Health sales were down 5.7% to €529 million impacted by unfavorable weather conditions and increased competition to Frontline®.

•         Genzyme recorded another strong quarter with sales growth of 25.6% to €525 million, reflecting strong performance of the rare disease franchise and the progression of Aubagio®.

•         Growth platforms(5) sales were €5,718 million, an increase of 2.5% (+6.2% excluding Brazil generics) and accounted for 71.4% of total sales.

•         Q2 2013 business EPS(1) was €1.11, down 18.5% impacted in particular by the Plavix® and Avapro® losses of exclusivity in the U.S. (€0.18) and Brazil generics (€0.17)(8).

R&D Update

•         Since publication of Q1 2013 results, several positive Phase III trials results have been announced including two Phase III trials for the investigational new insulin U300, and JAKARTA, which examined fedratinib, a selective JAK2 inhibitor, in myelofibrosis. In addition, the C. diff toxoid vaccine is now moving to Phase III.

•         Several major regulatory milestones were also achieved including positive recommendations from the CHMP both on Lemtrada™ and on a new active substance designation for Aubagio® which is expected to lead to 10-year exclusivity and the FDA approval of the Fluzone® Quadrivalent vaccine.

2013 Adjusted Guidance

•         Given the impact of Brazil and the year-to-date performance, 2013 business EPS is expected to be 7% to 10% lower than 2012 at CER(9), barring major unforeseen adverse events.

(1) See Appendix 8 for definitions of financial indicators; (2) Including impact of transition to IAS 19R; (3) See disclosure on page 2; (4) Excluding Brazil generics; (5) See page 2; (6) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8 for a definition); (7) See definition on page 7; (8) Operating losses, net sales adjustment and provisions; €0,19 at CER; (9) 2012 business EPS with the retroactive application of IAS19R was €6.14.

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com     -     Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com

Web site: www.sanofi.com

2013 second-quarter and first-half sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the second quarter of 2013, Sanofi sales were €8,003 million, a decrease of 9.8% on a reported basis. Exchange rate movements had a negative effect of 3.5 percentage points primarily reflecting the depreciation of the Japanese Yen, U.S. Dollar, Venezuelan Bolivar, and the South African Rand against the Euro.

First-half sales reached €16,062 million, a decrease of 7.6% on a reported basis. Exchange rate movements had an unfavorable effect of 3.0 percentage points mainly driven by the depreciation of the Japanese Yen, U.S. Dollar, Venezuelan Bolivar, Brazilian Real, and the South African Rand against the Euro.

Growth Platforms

Second-quarter sales of the Group’s growth platforms totaled €5,718 million, an increase of 2.5%, driven by the performance of Diabetes (up 16.2%), Genzyme (up 25.6%) and “Other Innovative Products” (up 14.5%). The Group’s growth platforms accounted for 71.4% of total consolidated sales in the second quarter, up from 71.0% in the second quarter of 2012. Excluding Brazil generics, growth platforms grew 6.2% and Emerging Markets grew 5.3%.

During the second quarter, Sanofi determined that generic inventory levels in trade channels in Brazil were significantly and inappropriately in excess of volumes needed to satisfy sell out demand. Accordingly, an adjustment has been recorded in the current quarter to reflect product returns, customer discounts and rebates. The net effect of this adjustment was to lower net sales by €122 million. An additional provision of €79 million has also been recorded for the write-off of inventory and other related costs.

First-half sales of growth platforms reached €11,441 million, an increase of 5.4%, and accounted for 71.2% of total consolidated sales compared with 70.8% in the first half of 2012. Excluding Brazil generics, growth platforms were up 7.7%.

€ million	Q2 2013 net sales	Change at CER		H1 2013 net sales	Change at CER
Diabetes	1,621	+16.2%		3,163	+17.8%
Consumer Healthcare (CHC)	729	+1.8%		1,540	+2.5%
Vaccines	760	+0.4%		1,457	+7.2%
Animal Health	529	-5.7%		1,083	-4.4%
Genzyme	525	+25.6%		1,018	+25.5%
Other Innovative Products(a)	171	+14.5%		328	+14.1%
Emerging Markets(b)	2,669	-2.3	%(c)	5,388	+1.9	%(c)
of which Diabetes, Vaccines, CHC, Animal Health, Genzyme and Other Innovative Products	1,286	+11.9%		2,536	+14.5%
of which other products	1,383	-12.6%		2,852	-7.1%
Total Growth Platforms	5,718	+2.5%		11,441	+5.4%
Change excluding Brazil generics		+6.2%			+7.7%

(a)         Includes recent product launches which do not belong to the other Growth Platforms listed above:  Multaq®, Jevtana®, Zaltrap®, Auvi-Q™ and Mozobil®

(b)         World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

(c)          Excluding Brazil generics, sales in Emerging Markets grew 5.3% in Q2 2013 and 6.6% in H1 2013

Pharmaceuticals

In the second quarter, sales for the Pharmaceuticals business were €6,714 million, a decrease of 7.1%, which reflected generic competition, EU austerity measures and an adjustment of €122 million related to Brazil. Sales lost due to generic competition on main legacy products in the U.S. and EU were €481 million, primarily due to declining sales of Eloxatin®, Lovenox® and the active ingredient of Plavix® in the U.S. and Aprovel® in the EU.

First-half sales for the Pharmaceuticals business reached €13,522 million, a decrease of 5.7%. First-half sales lost due to generic competition on main legacy products in the U.S. and EU were €1,036 million.

(1) See Appendix 8 for definitions of financial indicators

Diabetes

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Lantus®	1,409	+17.7%	2,747	+19.4%
Apidra®	68	+25.0%	134	+27.8%
Amaryl®	99	-1.8%	193	-2.3%
Insuman®	32	-3.0%	65	0.0%
Total Diabetes	1,621	16.2%	3,163	17.8%

Diabetes division sales totaled €1,621 million in the second quarter, an increase of 16.2%. Lantus® sales grew 17.7% to €1,409 million driven by the U.S. (+20.9% to €903 million). In the U.S., Lantus® SoloSTAR® represented 56.4% of total Lantus® sales in the quarter, versus 51.9% in the second quarter of 2012. In Emerging Markets, Lantus® sales reached €230 million, an increase of 20.2% reflecting good performance in Russia, China, Africa and the Middle East. First-half sales of Lantus® reached €2,747 million, up 19.4%.

In February 2013, the European Commission granted marketing authorisation for Lyxumia® (lixisenatide, licensed from Zealand Pharma), a once-daily prandial GLP-1 receptor agonist. The launch of Lyxumia® in the EU began with Germany at the end of the first quarter where the product has achieved 10.3% market share in volume after 18 weeks since launch(10). In the United Kingdom, the company is taking a step-wise approach by first obtaining local access followed by a full commercial launch later in the year. Commercialization in additional countries in the EU is expected in 2013. Second-quarter sales of Lyxumia® were €1 million. In June 2013, Japan’s Ministry of Health, Labour and Welfare approved the manufacturing and distribution of Lyxumia® for the treatment of type 2 diabetes.

Apidra® recorded sales of €68 million (up 25.0%) and €134 million (up 27.8%) in the second quarter and first half, respectively. This sales rebound reflects notably the resolution of temporary supply issues experienced last year.

Amaryl® generated sales of €99 million (down 1.8%) impacted by generic competition in Japan where sales decreased 21.3% to €21 million. In Emerging Markets, Amaryl® continued to deliver good performance (up 10.3% to €71 million). First-half, sales of Amaryl® were €193 million (down 2.3%), of which 71.5% were generated in Emerging Markets (€138 million) an increase of 10.8%.

The Diabetes division recorded sales of €3,163 million, an increase of 17.8% in the first half of 2013.

Genzyme

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Cerezyme®	171	+18.0%	342	+17.4%
Myozyme® / Lumizyme®	126	+15.0%	242	+9.8%
Fabrazyme®	91	+28.4%	183	+56.2%
Aldurazyme®	41	+19.4%	78	+12.7%
Total Rare Diseases	492	+17.7%	965	+19.1%
Aubagio®	33	—	53	—
Total Multiple Sclerosis	33	—	53	—
Total Genzyme	525	+25.6%	1,018	+25.5%

Second-quarter sales of Genzyme reached €525 million, an increase of 25.6%, driven by growth of Cerezyme® and Fabrazyme® and the launch of Aubagio® in the U.S. Genzyme recorded strong performance in the U.S. and Emerging Markets growing 38.5% (€194 million) and 40.2% (€110 million), respectively. First-half sales of Genzyme totaled €1,018 million, an increase of 25.5%.

Sales of Cerezyme® increased 18.0% to €171 million in the second quarter driven by restored supply and new patient accruals. Emerging Markets sales increased 60.5% to €57 million. Sales of Cerezyme® grew 7.0% (to €45 million) and 3.7% (to €56 million) in the U.S. and in Western Europe, respectively. First-half sales of Cerezyme® reached €342 million, up 17.4%.

In the second quarter, Fabrazyme® continued to deliver strong performance with sales of €91 million, up 28.4% driven by Western Europe (sales grew 90.9% to €21 million) where the product continued to gain market share from the competitive product. In the U.S., sales of Fabrazyme® reached €50 million, an increase of 30.8% resulting from new patient accruals. First-half sales of Fabrazyme® were €183 million, up 56.2%.

(10) Source: Insight Health, Weekly Data in Units, MS within GLP-1 market.

Second-quarter sales of Myozyme®/Lumizyme® grew 15.0% to €126 million, driven by Emerging Markets (up 50.0% to €20 million), Western Europe (up 9.5% to €69 million) and the U.S. (up 10.7% to €30 million). First-half sales of Myozyme®/Lumizyme® were €242 million, up 9.8%.

Sales of Aubagio®, were €33 million and €53 million in the second quarter and first half, respectively. The product was approved in the U.S. in September 2012 as a new once-daily, oral treatment indicated for patients with relapsing forms of multiple sclerosis. In March, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA issued a positive opinion recommending the approval of Aubagio® for the treatment of adult patients with relapsing remitting MS. In June, the CHMP issued a positive opinion on new active substance designation for Aubagio® which is expected to provide 10 years of exclusivity.

In June, the CHMP also issued a positive opinion for the approval of Lemtrada™ (alemtuzumab, being developed in multiple sclerosis in collaboration with Bayer HealthCare) for the treatment of adult patients with relapsing remitting multiple sclerosis (RRMS) with active disease defined by clinical or imaging features. The European Commission is expected to render a final decision to grant marketing authorizations for Lemtrada™ and Aubagio® in the EU in the coming months.

Other Innovative Products(11)

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Multaq®	69	+10.9%	131	+4.7%
Jevtana®	54	-16.9%	106	-10.1%
Mozobil®	25	+13.0%	51	+15.6%
Zaltrap®	14	—	25	—
Auvi-Q™	9	—	15	—
Total Other Innovative Products	171	+14.5%	328	+14.1%

(11) Includes new product launches which do not belong to the other Growth Platforms

Second-quarter and first-half sales of Multaq® were €69 million (up 10.9%) and €131 million (up 4.7%), respectively. Jevtana® sales were €54 million in the second quarter, reflecting lower sales in the U.S. due to a more competitive environment. In Western Europe sales of the product were stable at €25 million. First-half sales of Jevtana® were €106 million (down 10.1%). Second-quarter and first-half sales of Mozobil® reached €25 million (up 13.0%) and €51 million (up 15.6%), respectively. Zaltrap® (aflibercept, collaboration with Regeneron) generated sales of €14 million in the second quarter and €25 million in the first half. In the U.S., where the product was launched at the end of August 2012, sales were €10 million in the second quarter. In February 2013, the European Commission granted marketing authorization in Europe for Zaltrap®. The first launches of Zaltrap® in the European Union started with Germany and the UK at the end of the first quarter. Launches in other EU countries will continue over the course of the year.

At the end of January 2013, Sanofi launched Auvi-Q™(12) (epinephrine injection) in the U.S. Auvi-Q™ is the first-and-only epinephrine auto-injector with audio and visual cues for the emergency treatment of life-threatening allergic reactions in people who are at risk or have a history of anaphylaxis. Sales of Auvi-Q™ were €9 million in the second quarter and €15 million in the first half.

Established Pharmaceutical Products

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Plavix®	493	-1.3%	943	-3.0%
Lovenox®	436	-9.2%	864	-13.6%
Aprovel®/Avapro®	238	-27.5%	479	-24.3%
Renvela®/Renagel®	175	+7.9%	346	+12.5%
Taxotere®	114	-22.0%	222	-23.0%
Synvisc® /Synvisc-One®	105	+0.9%	182	+0.5%
Myslee®/Ambien®/Stilnox®	92	-17.8%	193	-15.0%
Allegra®	79	-25.4%	248	-6.8%
Eloxatin®	60	-83.7%	119	-84.2%

(12) Sanofi U.S. licensed the North America commercialization rights to Auvi-Q™ from Intelliject.Inc.

Sales of Plavix® were €493 million, down 1.3% in the second-quarter impacted by decreased sales of active ingredient for the U.S. (€5 million versus €28 million in the second quarter of 2012) as the product lost its exclusivity in the U.S. on May 17, 2012. In Japan, sales of Plavix® reached €189 million, an increase of 7.8%. In Emerging Markets, sales grew 10.9% to €219 million driven by China (€113 million) which increased 16.4%, despite a 9.9% price cut in October 2012, and solid performance in the Middle East. In Western Europe, sales of Plavix® were €69 million, a decrease of 22.5%, impacted by generic competition. First-half sales of Plavix® totaled €943 million, down 3.0%.

Sales of Lovenox® were €436 million in the second quarter, a decrease of 9.2%, mainly due to generic competition in the U.S. where sales of the branded product declined 43.7% to €48 million. Sales of the product were €148 million (down 2.5%) in Emerging Markets and €215 million (down 1.4%) in Western Europe. First-half sales of Lovenox® were €864 million, a decrease of 13.6%.

Second-quarter sales of Aprovel®/Avapro® decreased 27.5% to €238 million, reflecting generic competition in Western Europe where sales decreased 45.3% to €94 million. In France, sales of the product decreased 66.8% due to generic competition on both formulations (monotherapy and combination with a diuretic). In Emerging Markets, sales of Aprovel®/Avapro® grew 2.8% to €108 million. First-half sales of Aprovel®/Avapro ® totaled €479 million, down 24.3%.

Renvela®/Renagel® generated sales of €175 million in the second quarter, an increase of 7.9% driven by Emerging Markets (sales were €19 million, up 42.9%), Western Europe (sales were up 9.1% to €36 million) and the U.S. (sales were €115 million, up 6.3%). First-half sales of Renvela®/Renagel® totaled €346 million, an increase of 12.5%.

Second-quarter sales of Taxotere® decreased 22.0% to €114 million, impacted by generic competition in Emerging Markets (€54 million, down 24.7%), in the U.S. (€19 million, down 13.6%) and Western Europe (€6 million, down 53.8%). First-half sales of Taxotere® reached €222 million, a decrease of 23.0%.

Synvisc®/Synvisc-One® sales were stable at €105 million in the second quarter. First-half sales of the product were €182 million (up 0.5%).

Sales of the Ambien® family of products totaled €92 million, a decrease of 17.8% in the second quarter due to generic competition in Japan where sales decreased 26.0% to €46 million. First-half sales of the Ambien® family of products were €193 million, down 15.0%.

Sales of Allegra® as a prescription drug were €79 million, down 25.4% in the second quarter. In Japan, sales of Allegra® as a prescription drug were down 35.2% to €46 million reflecting the entry of generics on the market since February and an earlier peak of the pollen season as compared to last year. First-half sales of Allegra® were €248 million, down 6.8%.

Second-quarter sales of Eloxatin® were €60 million, a decrease of 83.7%, reflecting generic competition in the U.S. where the product lost its market exclusivity August 9, 2012 and in Emerging Markets (€31 million, down 20.0%). First-half sales of Eloxatin® reached €119 million (down 84.2%). Eloxatin® was recently approved in China for the treatment of hepatocellular carcinoma.

Consumer Healthcare

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Doliprane®	69	+7.7%	151	+12.6%
Allegra®	65	+8.2%	164	+7.1%
Essentiale®	57	+43.9%	108	+20.9%
Enterogermina®	29	+13.8%	68	+12.3%
No Spa®	24	-7.4%	54	0.0%
Lactacyd®	24	-3.8%	51	+1.9%
Dorflex®	20	+4.8%	46	+8.5%
Other CHC Products	441	-3.6%	898	-2.3%
Total Consumer Healthcare	729	+1.8%	1,540	+2.5%

Consumer Healthcare products (CHC) recorded second-quarter sales of €729 million, an increase of 1.8%. Essentiale® and Enterogermina® recorded double-digit growth in sales. Sales of Allegra® OTC increased 8.2% to €65 million, which includes the recent launch in Japan. Sales in Emerging Markets increased 2.8% to €352 million despite lower sales in China and Mexico. A favorable sequential trend in China was observed in the second quarter following changes implemented in distribution network and reduced inventory levels in the first quarter.

First-half sales of CHC reached €1,540 million, an increase of 2.5%. In the U.S., Chattem will re-launch Rolaids® in the third quarter of 2013.

Generics

Sales of Generics were €300 million in second-quarter, down 36.8%, driven by reduced sales in Brazil, affected by underperformance and an adjustment of €122 million, leading to a negative variation of €212 million. Excluding Brazil, sales of generics increased 10.2% in the second quarter. In the U.S., Generics sales were down 19.4% to €53 million reflecting lower sales of the authorized generic of Aprovel®. In Western Europe, sales of generics grew 22.0% reflecting strong performance in France following local measures taken by the French government to further develop the Generics segment. First-half sales of Generics reached €723 million, a decrease of 19.8% or an increase of 8.2% excluding Brazil.

Vaccines

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	53	-32.5%	172	+3.0%
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	293	+12.5%	563	+14.1%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	123	-2.3%	203	+2.5%
Adult Booster Vaccines (incl. Adacel ®)	124	-13.7%	209	-9.0%
Travel and Other Endemics Vaccines	98	+1.0%	172	-0.6%
Other Vaccines	69	+30.9%	138	+39.6%
Total Vaccines (consolidated sales)	760	+0.4%	1,457	+7.2%

First-half consolidated sales of Sanofi Pasteur were €1,457 million, an increase of 7.2%. Second-quarter consolidated sales of Sanofi Pasteur reached €760 million, up 0.4% reflecting strong performance of Pentaxim® in Emerging Markets partially offset by the unfavorable impact of phasing for seasonal influenza vaccine in the Southern Hemisphere in the second quarter of 2012 and supply limitations for Pentacel® in the U.S.

Sales of Polio/Pertussis/Hib vaccines increased 12.5% to €293 million, driven by the performance of Pentaxim® which largely offset supply limitations for Pentacel® in the U.S. Total sales of Pentaxim® grew 48.3% to €87 million driven by good performances in Mexico and China. Sales of Imovax® in Japan were €5 million reflecting the end of the catch-up cohort following the launch in September 2012. In the U.S., as previously announced, Sanofi Pasteur foresees progressive supply recovery of Pentacel® to begin in the third quarter of 2013. First-half sales of Polio/Pertussis/Hib vaccines grew 14.1% to €563 million.

Second-quarter sales of influenza vaccines were €53 million, a decrease of 32.5% due to the high level of sales in the second quarter of 2012 which benefited from favorable phasing for seasonal influenza vaccines in the Southern Hemisphere. First-half sales of influenza vaccines were €172 million, up 3.0%. In June, the FDA approved the supplemental biologics license application for licensure of Sanofi Pasteur four-strain influenza vaccine, Fluzone® Quadrivalent vaccine. This vaccine is the newest addition to the Fluzone® family of influenza vaccines. The 2013 influenza season will be the first in which quadrivalent influenza vaccines will be available in the U.S. In July, shipments of the first lots of Fluzone® vaccines to U.S. health care providers began.

Second-quarter sales of Menactra® reached €100 million (down 6.3%), reflecting phasing of public orders in the U.S. (sales were €77 million, a decrease of 18.4%) partially offset by good performance in the Middle East and to a lesser extent Latin America. First-half sales of Menactra® were €167 million, an increase of 2.4%.

Adult booster vaccines sales were €124 million (down 13.7%) and €209 million (down 9.0%) in the second quarter and the first half, respectively due to lower sales of Adacel®.

Sales of travel and other endemic vaccines reached €98 million (up 1.0%) in the second quarter and €172 million (down 0.6%) in the first half, respectively, and were impacted by the temporary production suspension of Theracys®/Immucyst® and BCG vaccines.

Second-quarter sales of other vaccines were €69 million, an increase of 30.9%, reflecting growth of VaxServe(13).

(13) A Sanofi Pasteur company, US supplier of vaccines.

Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, reported sales of €160 million, a decrease of 8.9% (on a reported basis). First-half sales of Sanofi Pasteur MSD were stable (on a reported basis) at €334 million.

Animal Health

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Companion Animal	323	-14.0%	697	-9.6%
Production Animal	206	+11.1%	386	+6.5%
Total Animal Health	529	-5.7%	1,083	-4.4%
of which fipronil products	168	-23.7%	364	-20.5%
of which avermectin products	103	-1.9%	245	+12.7%
of which Vaccines	197	+11.1%	361	+6.1%

Second-quarter sales of Animal Health were €529 million, down 5.7%. Sales in Emerging Markets were €154 million, an increase of 11.2%, driven by vaccines. First-half sales of Animal Health totaled €1,083 million, down 4.4%.

Second-quarter sales of the Companion Animals segment were €323 million, a decrease of 14.0% reflecting lower sales of the anti-parasiticide Frontline®/fipronil family of products (down 24.0% to €165 million). Sales of this family of products were impacted by a weak season for fleas and ticks given unfavorable weather conditions, increased competition from prescription-only products in veterinary channels and high promotional spend from fipronil branded generics. In Emerging Markets, sales of the Frontline®/fipronil family of products reached €22 million, an increase of 9.5%.

Second-quarter sales of the Production Animals segment grew 11.1% to €206 million driven by the Avian, Ruminant and Veterinary Public Health segments especially due to the performance in Emerging Markets.

The acquisition of the animal health division of the Indian company Dosch Pharmaceuticals Private Limited was finalized in the second quarter of 2013. This acquisition creates a market entry for Merial in India’s strategically important and growing animal health sector.

Net sales by geographic region

€ million	Q2 2013 net sales	Change at CER	H1 2013 net sales	Change at CER
Emerging Markets(a)	2,669	-2.3%	5,388	+1.9%
Change in Emerging Markets excluding Brazil generics		+5.3%		+6.6%
of which Latin America	642	-22.1%	1,411	-9.5%
Change in Latin America excluding Brazil generics		+2.0%		+5.5%
of which Asia	781	+9.6%	1,525	+10.7%
of which Eastern Europe, Russia and Turkey	666	+1.3%	1,319	+0.6%
of which Africa	250	+4.3%	531	+9.9%
of which Middle East	299	+14.6%	538	+11.3%
United States	2,463	-10.0%	4,797	-9.9%
Western Europe(b)	1,958	-7.9%	3,958	-9.0%
Rest of the world(c)	913	-4.3%	1,919	+0.8%
of which Japan	594	-7.2%	1,284	+1.0%
TOTAL	8,003	-6.3%	16,062	-4.6%

(a)         World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand

(b)         France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark

(c)          Japan, Canada, Australia and New Zealand

Second-quarter sales in Emerging Markets totaled €2,669 million, a decrease of 2.3% including a negative variation of generics sales in Brazil (€212 million). Excluding Brazil generics, sales grew 5.3% in the second quarter. Double-digit growth was recorded for Diabetes (up 17.7%), Vaccines (up 10.1%), Genzyme (up 40.2%) and Animal Health (up 11.2%). Despite recent price cuts, sales in China grew 15.3% to €372 million driven by

Plavix®, Aprovel®, Lantus®, Vaccines and Animal Health. Sales in Eastern Europe/Russia and Turkey increased 1.3%, which included good performance of Russia (up 16.3% to €228 million). In Brazil, sales were €154 million reflecting a net sales adjustment of €122m, as well as lower oncology and flu vaccines sales.

Genfar S.A., a leading pharmaceuticals manufacturer headquartered in Bogota, Colombia, was consolidated in the second quarter. With this acquisition, Sanofi has become a market leader in Colombia and has further expanded its portfolio of affordable pharmaceuticals in Latin America.

Second-quarter sales in the U.S. were €2,463 million, down 10.0% reflecting primarily the loss of exclusivity of Eloxatin® at the beginning of August 2012 (down 97.4%) which was partially offset by the strong performance of Diabetes (up 21.0%) and Genzyme (up 38.5%). First-half sales in the U.S. totaled €4,797 million, down 9.9%.

Sales in Western Europe were €1,958 million in the second quarter, a decrease of 7.9%, impacted by generic competition to Aprovel® as well as austerity measures. First-half sales in Western Europe totaled €3,958 million, down 9.0%.

Sales in Japan totaled €594 million, a decrease of 7.2%, primarily reflecting the impact of generic competition to Allegra®, Myslee® and Amaryl® partially offset by the performance of vaccines and Plavix®. First-half sales in Japan were €1,284 million, up 1.0%.

R&D update

Consult Appendix 7 for full overview of Sanofi’s R&D pipeline

Since the publication of the first-quarter 2013 results on May 2, 2013, the regulatory newsflow has been favorable:

•                  In June The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a positive opinion for approval of Lemtrada™ (alemtuzumab) for the treatment of adult patients with relapsing remitting multiple sclerosis (RRMS) with active disease defined by clinical or imaging features. In addition, the CHMP issued a positive opinion on the new active substance designation for Aubagio® (teriflunomide). In March, the CHMP issued a positive opinion recommending the approval of Aubagio® for the treatment of adult patients with relapsing remitting MS.

•                  In June, the Japan’s Ministry of Health, Labour and Welfare approved the manufacturing and distribution of Lyxumia® for the treatment of type 2 diabetes. Lyxumia®, the first once-daily prandial GLP-1 receptor agonist (RA), is also the first GLP-1 RA approved in Japan for use in combination with basal insulin. Lyxumia® is indicated for patients with type 2 diabetes when the following do not provide adequate glycemic control: diet and exercise and sulfonylureas or diet and exercise and soluble prolonged-acting or intermediate-acting insulin.

•                  In June, the U.S. Food and Drug Administration approved the supplemental biologics license application for licensure of Sanofi Pasteur’s four-strain influenza vaccine, Fluzone® Quadrivalent vaccine. Fluzone® Quadrivalent vaccine is the newest addition to the Fluzone® family of influenza vaccines. Like Sanofi Pasteur’s Fluzone® vaccine, Fluzone® Quadrivalent vaccine is licensed for use in children six months of age and older, adolescents, and adults. The 2013 influenza season will be the first in which quadrivalent influenza vaccines will be available in the U.S.

•                  In June, the CHMP of the European Medicines Agency issued a positive opinion for inclusion in the Lantus® (insulin glargine) product label of safety and efficacy data from the ORIGIN (Outcome Reduction with Initial Glargine INtervention) cardiovascular (CV) outcomes trial.

•                  In June, the European market authorization was granted for MACI® (matrix assisted autologous chondrocyte implantation).

At the beginning of August 2013, the R&D pipeline contained 60 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 14 are in Phase III or have been submitted to the health authorities for approval.

Portfolio update

•                  The C. diff toxoid vaccine developed by Sanofi Pasteur for the prevention of primary symptomatic Clostridium difficile infections (CDI), a leading cause of life-threatening, healthcare associated infections worldwide, will move into Phase III in August 2013. The trial will include up to 15,000 volunteers across 200 trial sites in 17 countries and is estimated to take four years to complete, based on the incidence of CDI and necessary follow-up required with patients after vaccination.

•                  A trial evaluating alirocumab (a subcutaneous administered, fully human monoclonal antibody targeting PCSK9, collaboration with Regeneron) dosed every four weeks (ODYSSEY CHOICE) is expected to commence by the end of 2013.

•                  In June, the first Phase III study results (EDITION I) for the investigational new insulin U300 were presented at the Scientific Sessions of the American Diabetes Association. The EDITION I study evaluated the efficacy and safety of U300, vs. Lantus® in people with type 2 diabetes using basal plus mealtime insulin. In this study, U300 showed equivalent blood sugar control with fewer night-time low blood sugar events compared to Lantus®. Sanofi also announced topline results of a second Phase III study (EDITION II) which evaluated efficacy and safety of U300 in a type 2 diabetes population treated with basal insulin plus oral antidiabetic therapy. The topline results of EDITION II also demonstrated similar blood sugar reduction while fewer patients experienced night-time low blood sugar events compared with Lantus®. EDITION I and EDITION II are part of the EDITION Phase III clinical program evaluating the efficacy and safety of the investigational new insulin U300 in people with diabetes.

•                  In May, Sanofi and Regeneron announced that the COMPARE and ASCERTAIN trials of sarilumab, the first fully human monoclonal antibody directed against the IL-6 receptor, which is delivered by subcutaneous injection every other week, enrolled their first patients. These two Phase III studies are part of the broad SARIL-RA clinical development program which focuses on adult populations with moderate to-severe rheumatoid arthritis (RA) who are inadequate responders to either methotrexate or TNF-alpha inhibitor therapy. Furthermore, a Phase II trial (SARIL-NIU-SATURN) of sarilumab in posterior non-infectious uveitis is being initiated.

•                  In May, it was announced that the pivotal study, JAKARTA, examining fedratinib, a selective JAK2 inhibitor (SAR302503) for myelofibrosis, met its primary endpoint in both dose groups. The primary endpoint assessed the proportion of patients achieving >35% reduction of spleen volume. Consistent with data reported in previous trials, the most common adverse events were anemia, diarrhea, nausea and vomiting. Full results will be presented at an upcoming medical congress.

•                  In May, the New England Journal of Medicine published online the positive Phase IIa study results of dupilumab (SAR231893, partnership with Regeneron) in patients with moderate-to-severe allergic asthma. Dupilumab is an investigational monoclonal antibody targeting the alpha subunit of the interleukin 4 receptor (IL-4R alpha), which modulates signaling of both IL-4 and IL-13, drivers of Th2 (Type 2 helper T cell) immune response. The study results were presented at a late-breaking clinical trials session at the American Thoracic Society 2013 International Conference. Following the positive proof of concept results in asthma and atopic dermatitis, the Phase IIb program evaluating dupilumab in asthma and the atopic dermatitis began mid-year as planned.

•                  One compound from Genzyme (GZ438027, collaboration with Alnylam) entered Phase II for familial amyloid polyneuropathy (FAP).

•                  In June, Sanofi announced its decision to terminate the internal development program for iniparib following the announcement that the randomized Phase III trial of iniparib in squamous non-small cell lung cancer did not meet its primary endpoint and also that the topline results of a Phase II study of iniparib in platinum-resistant ovarian cancer did not support further development of iniparib. In June, Sanofi also announced its decision to discontinue the investigational program for otamixaban following the topline results of the TAO study which did not meet its primary endpoint of superiority over current therapy in non-ST elevation acute coronary syndrome patients planned for early invasive strategy.

•                  The Phase II program in breast cancer of the current formulation SAR245408 (XL 147), the orally available inhibitor of phosphoinositide-3-kinase (PI3K) licensed from Exelixis, in combination with letrozole or trastuzumab (studies ARD11437 and ARD11439, respectively) has been discontinued, and a trial in combination with SAR256212 (MM121, ErbB3 inhibitor in partnership with Merrimack) is being completed. A Phase I program to evaluate a new formulation is ongoing.

•                  One project in Phase I (GZ402674 in solid tumors) has been discontinued.

Second-quarter and first-half 2013 financial results

Business Net Income(1)

Sanofi generated second-quarter net sales of €8,003 million, a decrease of 9.8% on a reported basis (-6.3% at constant exchange rates). First-half sales were €16,062 million, a decrease of 7.6% on a reported basis (-4.6% at constant exchange rates).

Other revenues decreased 66.4% to €83 million in the second quarter, impacted by the loss of exclusivity of Plavix® in the U.S. on May 17, 2012 and the end of royalties on Enbrel® sales in the U.S. In the first half, other revenues were €181 million down 73.1%.

Second-quarter Gross profit was €5,414 million, down 15.3% (down 11.7% at constant exchange rates), impacted by lower other revenues and decreased sales from key genericized products with relatively low cost of sales. The ratio of cost of sales to net sales reached 33.4% compared to 30.7% in the second quarter of 2012. Excluding Brazil generics, this ratio was 32.1% reflecting generic competition, the evolution of the Vaccines sales and Animal Health sales mix and unfavorable currency impact partially offset by positive effect from Lantus® and Genzyme. First-half gross profit reached €11,035 million, down 13.3% (or 10.1% at constant exchange rates). In the first half of 2013, the ratio of cost of sales to net sales was 32.4%, or 31.6% excluding Brazil generics.

Research and Development expenses were €1,186 million in the second quarter, a decrease of 4.0% (down 2.4% at constant exchange rates) reflecting investment in the late-stage portfolio offset by lower internal research expenses. First-half R&D expenses reached €2,341 million, down 2.7% (or down 1.5% at constant exchange rates). In the first half of 2013, the ratio of R&D to net sales was 14.6%, versus 13.8% in the first half of 2012.

Second-quarter selling and general expenses totaled €2,309 million, up 1.1%. At constant exchange rates, SG&A increased 4.3% reflecting the commercial investment of Genzyme in multiple sclerosis and increased marketing efforts in the U.S. Diabetes business. General expenses remained broadly stable (up 0.5% at constant exchange rates) reflecting tight cost control. First-half SG&A expenses reached €4,438 million, up 0.8% (or 3.5% at constant exchange rates). In the first half of 2013, the ratio of selling and general expenses to net sales was 27.6%, versus 25.3% in the first half of 2012.

Other current operating income net of expenses was an income of €140 million in the second quarter versus a charge of €141 million in the second quarter of 2012 which included an additional reserve of €118 million linked to ramipril patent litigation in Canada. The second quarter 2013 included a capital gain linked to the sales of the U.S. rights of tail products to Covis Pharma, a competition fine related to Plavix® in France and provisions related to Brazil Generics. In the first half of 2013, other current operating income net of expenses was an income of €170 million compared to an income of €16 million in the same period of 2012.

The share of profits from associates was €3 million in the second quarter versus €122 million in the second quarter of 2012 reflecting the loss of exclusivity of Plavix® in the U.S. First-half 2013 share of profits from associates were €21 million versus €419 million in the first half of 2012.

Non-controlling interests decreased 10.0% to -€45 million in the second quarter, mainly reflecting lower profit generated by Plavix® and Avapro® mainly in Europe attributable to Bristol-Myers Squibb. In the first half of 2013, non-controlling interests were -€86 million, down 17.3%.

Second-quarter business operating income was €2,017 million, down 28.0% (down 23.6% at constant exchange rates) and included a negative impact of €290 million(14) from Brazil generics. The ratio of business operating income to net sales was 25.2%. Excluding Brazil generics, this ratio was 28.4%. First-half business operating income was €4,361 million, a decrease of 30.2% (down 25.7% at constant exchange rates). The ratio of business operating income to net sales was 27.2%, compared to 35.9% in the first half of 2012.

Net financial expenses reached €137 million, compared to €156 million in the second quarter of 2012. First-half net financial expenses were €277 million versus €325 million in the first half of 2012.

The Group has revised its 2013 effective tax rate forecast and now anticipates a rate of around 24.0%. The first-half effective tax rate has been adjusted to this rate and consequently the effective tax rate for the second quarter was 21.1%. The main reasons for the reduction in the rate are the constant evolution of our geographical mix of earnings as well as recent and ongoing procedures with the tax authorities in a number of countries which have or are expected to have a positive impact in 2013.

(1) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

(14) Operating losses, net sales adjustment and provisions for inventory write-offs and other related costs

Second-quarter business net income(1) was €1,475 million, a decrease of 23.4% (down 18.4% at constant exchange rates) and included a negative after tax impact of €229 million(14) from Brazil generics. The negative impact related to the Plavix® and Avapro® losses of exclusivity in the U.S. last year was €233 million. First-half business net income was €3,088 million, a decrease of 29.0% (down 24.2% at constant exchange rates). The ratio of business net income to net sales was 19.2%, compared to 25.0% in the first half of 2012.

In the second quarter of 2013, Business earnings per share(1) (EPS) was €1.11, down 24.0% and 18.5% on a reported basis and at constant exchange rates, respectively. The negative impact from Brazil generics was €0.17 and the negative impact related to the Plavix® and Avapro® losses of exclusivity in the U.S. last year was €0.18.  The average number of shares outstanding was 1,325.7 million this quarter versus 1,317.4 million in the second quarter of 2012. In the first half of 2013, Business earnings per share(1) was €2.33 down 29.4% and 24.5% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,323.9 million in the first half versus 1,319.3 million in the first half of 2012.

From business net income to consolidated net income (see Appendix 3)

In the first half of 2013, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•                  A €1,543 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €680 million, Genzyme: €468 million and Merial €195 million) and to acquired intangible assets (licenses/products: €54 million). A €768 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €338 million, Genzyme €231 million and Merial €98 million), and to acquired intangible assets (licenses/products: €28 million) was booked in the second quarter. These items have no cash impact on the Group.

•                  An impairment loss (net of reversals related to intangible assets) against intangible assets of €440 million (of which €430 million in Q2 2013 mainly related to iniparib following the decision announced on June 3, to terminate the internal development program with iniparib). This item has no cash impact on the Group.

•                  A charge of €117 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€38 million, of which €21 million in Q2 2013) and contingent considerations related to Bayer (€49 million, of which €29 million in Q2 2013) and Targegen (€33 million).

•                  A charge of €6 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions. This item has no cash impact on the Group.

•                  €159 million of restructuring costs (including €105 million in the second quarter mainly related to continuation of transformation in Europe and Japan).

•                  A €749 million tax effect arising from the items listed above, comprising €490 million generated by amortization charged against intangible assets, €180 million associated with impairment loss on intangible assets and €57 million associated with restructuring costs. The second quarter tax effect was €469 million, including €231 million of deferred taxes generated by amortization charged against intangible assets, €180 million associated with impairment loss on intangible assets and €41 million linked to restructuring costs (see Appendix 3).

•                  A €109 million tax (3%) on dividends paid to Sanofi shareholders.

•                  In “Share of profits/losses from associates”, a charge of €17 million, net of tax, mainly relating to the share of amortization of intangible assets (of which €10 million in Q2 2013). This item has no cash impact on the Group.

(1) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

(14) Operating losses, net sales adjustments and provision for inventory write-offs and other related costs

Net Debt

In the first half of 2013, net cash generated by operating activities was €2,381 million after changes in working capital (€870 million) and after an exceptional funding of €305 million related to U.S. pension plans. This amount covered part of repurchasing of shares (€890 million) partially offset by proceeds from the issuance of new shares (€741 million), dividend paid by Sanofi (€3,638 million), capital expenditures (€586 million), acquisitions and partnerships net of disposals (€149 million) and restructuring costs (€325 million). As a consequence, net debt increased from €7,719 million at December 31, 2012 to €10,172 million at June 30, 2013 (net of €4,181 million cash and cash equivalents).

***********************

Limited review procedures on the half-year consolidated financial statements are complete. The limited review opinion is currently issuing.

***********************

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding, as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:                             2013 second-quarter and 2013 first-half consolidated net sales by geographic region and product

Appendix 2:                             2013 second-quarter and 2013 first-half business net income statement

Appendix 3:                             Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:                             2013 second-quarter and 2013 first-half consolidated income statement

Appendix 5:                             Change in net debt

Appendix 6:                             Simplified consolidated balance sheet

Appendix 7:                             R&D pipeline

Appendix 8:                             Definitions

Appendix 1: 2013 second-quarter and 2013 first-half consolidated net sales by geographic region and product

Q2 2013 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States		% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	1,409	17.7%	14.7%	203	5.2%	903		20.9%	230	20.2%	73	10.5%
Apidra	68	25.0%	21.4%	21	16.7%	23		33.3%	16	23.1%	8	28.6%
Amaryl	99	-1.8%	-10.0%	6	-25.0%	1		0.0%	71	10.3%	21	-21.2%
Insuman	32	-3.0%	-3.0%	23	-4.2%	1		—	8	0.0%	0	—
Diabetes	1,621	16.2%	12.9%	266	6.4%	928		21.0%	326	17.7%	101	0.9%
Taxotere	114	-22.0%	-28.3%	6	-53.8%	19		-13.6%	54	-24.7%	35	-13.7%
Jevtana	54	-16.9%	-16.9%	25	0.0%	22		-31.3%	7	-12.5%	0	—
Eloxatin	60	-83.7%	-84.0%	1	-66.7%	7		-97.4%	31	-20.0%	21	5.3%
Thymoglobulin	52	12.8%	10.6%	7	-12.5%	26		12.5%	14	36.4%	5	0.0%
Zaltrap	14	—	—	3	—	10		—	1	—	0	—
Mozobil	25	13.0%	8.7%	8	14.3%	14		7.7%	2	0.0%	1	100.0%
Other Oncology	64	-18.3%	-22.0%	12	-42.9%	37		-17.0%	7	-12.5%	8	50.0%
Oncology	383	-46.9%	-49.0%	62	-19.5%	135		-69.2%	116	-16.2%	70	-2.5%
Aubagio	33	—	—	0	—	33		—	0	—	0	—
Cerezyme	171	18.0%	14.0%	56	3.7%	45		7.0%	57	60.5%	13	-6.7%
Myozyme	126	15.0%	11.5%	69	9.5%	30		10.7%	20	50.0%	7	12.5%
Fabrazyme	91	28.4%	23.0%	21	90.9%	50		30.8%	8	-25.0%	12	16.7%
Aldurazyme	41	19.4%	13.9%	15	0.0%	7		0.0%	16	66.7%	3	20.0%
Other Rare Diseases products	63	8.2%	3.3%	9	37.5%	29		11.5%	9	0.0%	16	-5.6%
Genzyme	525	25.6%	21.0%	170	13.9%	194		38.5%	110	40.2%	51	3.4%
Plavix	493	-1.3%	-10.8%	69	-22.5%	5	(1)	-82.1%	219	10.9%	200	6.0%
Lovenox	436	-9.2%	-10.8%	215	-1.4%	48		-43.7%	148	-2.5%	25	0.0%
Aprovel	238	-27.5%	-28.7%	94	-45.3%	3		-58.3%	108	2.8%	33	-24.4%
Renagel and Renvela	175	7.9%	6.1%	36	9.1%	115		6.3%	19	42.9%	5	-42.9%
Allegra	79	-25.4%	-37.3%	4	-25.0%	0		—	31	-2.9%	44	-34.5%
Ambien family	92	-17.8%	-28.7%	10	-16.7%	20		5.0%	14	-11.8%	48	-25.0%
Depakine	103	3.9%	1.0%	34	-2.8%	0		—	65	8.1%	4	0.0%
Synvisc / Synvisc-One	105	0.9%	-0.9%	7	75.0%	82		-3.4%	8	14.3%	8	0.0%
Tritace	80	-10.8%	-14.0%	35	-14.6%	0		—	43	-6.3%	2	-25.0%
Multaq	69	10.9%	7.8%	11	0.0%	57		16.0%	2	0.0%	-1	-100.0%
Lasix	43	-16.1%	-23.2%	19	-13.6%	0		-100.0%	13	-13.3%	11	-16.7%
Targocid	45	-11.1%	-16.7%	21	-8.7%	0		—	21	-12.0%	3	-16.7%
Orudis	38	-8.2%	-22.4%	7	-46.2%	0		—	30	2.9%	1	100.0%
Cordarone	37	-4.7%	-14.0%	7	-12.5%	0		—	20	10.5%	10	-18.8%
Xatral	25	-27.8%	-30.6%	10	-16.7%	0		-100.0%	15	0.0%	0	-50.0%
Actonel	24	-30.6%	-33.3%	5	-37.5%	0		—	10	-42.1%	9	0.0%
Other Rx Drugs	1,074	-11.0%	-14.0%	400	-19.6%	129		-13.3%	418	-2.7%	127	-5.3%
Total Other Rx Drugs	3,156	-9.9%	-14.3%	984	-18.2%	459		-15.0%	1,184	0.4%	529	-9.6%
Consumer Healthcare	729	1.8%	-1.2%	162	0.6%	151		-2.5%	352	2.8%	64	9.5%
Generics	300	-36.8%	-35.9%	143	22.0%	53		-19.4%	95	-67.9%	9	50.0%
Pharmaceuticals	6,714	-7.1%	-10.6%	1,787	-8.7%	1,920		-9.0%	2,183	-4.7%	824	-5.6%
Polio/Pertussis/Hib Vaccines	293	12.5%	7.3%	11	37.5%	81		-17.6%	166	29.0%	35	34.4%
Influenza Vaccines	53	-32.5%	-33.8%	1	—	-5		—	54	-30.8%	3	150.0%
Meningitis/Pneumonia Vaccines	123	-2.3%	-4.7%	2	0.0%	79		-17.2%	41	46.4%	1	—
Adult Booster Vaccines	124	-13.7%	-15.1%	25	19.0%	84		-17.3%	13	-7.1%	2	-71.4%
Travel and Other Endemics Vaccines	98	1.0%	-2.0%	3	-40.0%	25		-18.8%	55	7.7%	15	45.5%
Other Vaccines	69	30.9%	25.5%	0	-100.0%	65		46.7%	3	25.0%	1	-80.0%
Vaccines	760	0.4%	-2.9%	42	13.5%	329		-11.5%	332	10.1%	57	19.3%
Fipronil products	168	-23.7%	-26.3%	49	-15.3%	88		-32.6%	25	4.2%	6	-20.0%
Vaccines	197	11.1%	9.4%	48	11.6%	43		15.8%	101	10.9%	5	-14.3%
Avermectin products	103	-1.9%	-3.7%	12	0.0%	58		-4.8%	16	0.0%	17	5.9%
Others	61	4.9%	0.0%	20	0.0%	25		-7.7%	12	45.5%	4	0.0%
Animal Health	529	-5.7%	-8.2%	129	-3.0%	214		-16.5%	154	11.2%	32	-5.4%
Total Group	8,003	-6.3%	-9.8%	1,958	-7.9%	2,463		-10.0%	2,669	-2.3%	913	-4.3%

(1)         Sales of active ingredient to the American entity managed by BMS

H1 2013 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States		% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	2,747	19.4%	17.1%	399	4.7%	1,765		23.8%	442	20.1%	141	12.9%
Apidra	134	27.8%	24.1%	40	0.0%	49		56.3%	30	29.2%	15	41.7%
Amaryl	193	-2.3%	-9.4%	12	-25.0%	1		-50.0%	138	10.8%	42	-21.5%
Insuman	65	0.0%	0.0%	45	-6.3%	1		—	19	17.6%	0	—
Diabetes	3,163	17.8%	15.1%	519	4.2%	1,816		24.3%	630	18.4%	198	3.7%
Taxotere	222	-23.0%	-28.2%	14	-56.3%	30		-18.9%	110	-23.8%	68	-11.8%
Jevtana	106	-10.1%	-10.9%	49	11.4%	42		-30.0%	14	-6.7%	1	—
Eloxatin	119	-84.2%	-84.3%	3	-66.7%	15		-97.5%	65	-18.5%	36	0.0%
Thymoglobulin	96	3.2%	1.1%	15	-6.3%	50		6.3%	24	4.2%	7	0.0%
Zaltrap	25	—	—	4	—	20		—	1	—	0	—
Mozobil	51	15.6%	13.3%	16	6.7%	28		7.7%	5	66.7%	2	200.0%
Other Oncology	125	-22.4%	-24.2%	28	-33.3%	72		-22.1%	15	-6.3%	10	-8.3%
Oncology	744	-48.5%	-50.1%	129	-18.4%	257		-71.0%	234	-16.8%	124	-5.4%
Aubagio	53	—	—	0	—	53		—	0	—	0	—
Cerezyme	342	17.4%	14.4%	113	6.6%	88		12.7%	117	45.2%	24	-10.0%
Myozyme	242	9.8%	7.6%	135	8.0%	60		5.2%	34	34.6%	13	0.0%
Fabrazyme	183	56.2%	51.2%	41	95.2%	97		58.1%	24	38.9%	21	25.0%
Aldurazyme	78	12.7%	9.9%	30	3.4%	14		7.7%	27	35.0%	7	0.0%
Other Rare Diseases products	120	6.8%	1.7%	20	29.4%	50		6.3%	18	0.0%	32	0.0%
Genzyme	1,018	25.5%	22.1%	339	14.4%	362		41.2%	220	36.7%	97	1.8%
Plavix	943	-3.0%	-10.9%	134	-25.6%	5	(1)	-93.1%	425	9.7%	379	10.4%
Lovenox	864	-13.6%	-14.9%	428	-3.4%	97		-53.1%	291	-3.5%	48	-2.0%
Aprovel	479	-24.3%	-25.3%	193	-43.1%	6		-73.1%	211	5.4%	69	-2.8%
Renagel and Renvela	346	12.5%	10.9%	68	3.0%	236		12.7%	32	61.9%	10	-25.0%
Allegra	248	-6.8%	-19.5%	6	-14.3%	0		-100.0%	60	6.6%	182	-10.4%
Ambien family	193	-15.0%	-24.0%	21	-12.5%	39		0.0%	34	0.0%	99	-22.7%
Depakine	209	5.9%	3.5%	67	-4.2%	0		—	135	12.2%	7	0.0%
Synvisc / Synvisc-One	182	0.5%	-1.1%	12	20.0%	145		-3.3%	15	36.4%	10	0.0%
Tritace	158	-10.0%	-12.2%	69	-13.8%	0		—	84	-6.5%	5	-14.3%
Multaq	131	4.7%	3.1%	21	-8.7%	106		8.1%	4	0.0%	0	0.0%
Lasix	83	-14.4%	-20.2%	37	-11.9%	1		-50.0%	25	-10.3%	20	-19.4%
Targocid	88	-12.4%	-16.2%	43	-8.5%	0		—	39	-12.8%	6	-27.3%
Orudis	73	-10.9%	-20.7%	13	-48.0%	0		—	58	1.5%	2	100.0%
Cordarone	72	-4.9%	-12.2%	13	-13.3%	0		—	39	5.3%	20	-13.8%
Xatral	51	-24.6%	-26.1%	19	-24.0%	2		-83.3%	29	-3.3%	1	0.0%
Actonel	52	-25.0%	-27.8%	11	-38.9%	0		—	25	-27.8%	16	-5.6%
Other Rx Drugs	2,162	-10.6%	-13.5%	835	-19.0%	271		-7.1%	816	-2.1%	240	-10.2%
Total Other Rx Drugs	6,334	-9.4%	-13.3%	1,990	-18.6%	908		-17.7%	2,322	1.4%	1,114	-5.0%
Consumer Healthcare	1,540	2.5%	-0.2%	361	1.7%	328		-2.6%	720	3.6%	131	12.1%
Generics	723	-19.8%	-20.3%	281	26.3%	107		-23.4%	320	-39.3%	15	15.4%
Pharmaceuticals	13,522	-5.7%	-8.8%	3,619	-8.9%	3,778		-9.7%	4,446	-0.8%	1,679	-2.5%
Polio/Pertussis/Hib Vaccines	563	14.1%	8.7%	17	-34.6%	123		-40.0%	312	43.2%	111	114.5%
Influenza Vaccines	172	3.0%	1.8%	1	—	10		66.7%	147	-1.3%	14	15.4%
Meningitis/Pneumonia Vaccines	203	2.5%	0.5%	3	50.0%	121		-8.8%	76	24.2%	3	50.0%
Adult Booster Vaccines	209	-9.0%	-10.3%	39	14.7%	142		-12.7%	21	-4.5%	7	-36.4%
Travel and Other Endemics Vaccines	172	-0.6%	-2.8%	8	-33.3%	40		-22.6%	97	10.0%	27	27.3%
Other Vaccines	138	39.6%	36.6%	0	-100.0%	128		63.3%	6	-11.1%	4	-50.0%
Vaccines	1,457	7.2%	4.1%	68	-13.9%	564		-11.5%	659	20.8%	166	61.0%
Fipronil products	364	-20.5%	-22.2%	111	-18.8%	189		-27.1%	47	14.0%	17	-20.0%
Vaccines	361	6.1%	4.6%	91	3.4%	76		8.5%	185	6.8%	9	0.0%
Avermectin products	245	12.7%	10.9%	28	-6.7%	149		20.8%	28	3.6%	40	7.9%
Others	113	-3.3%	-5.8%	41	0.0%	41		-12.8%	23	30.0%	8	-36.4%
Animal Health	1,083	-4.4%	-6.2%	271	-8.4%	455		-8.9%	283	9.4%	74	-7.1%
Total Group	16,062	-4.6%	-7.6%	3,958	-9.0%	4,797		-9.9%	5,388	1.9%	1,919	0.8%

(1)    Sales of active ingredient to the American entity managed by BMS

Appendix 2: Business net income statement

Second quarter 2013	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q2 2013	Q2 2012(1)	Change	Q2 2013	Q2 2012(1)	Change	Q2 2013	Q2 2012(1)	Change	Q2 2013	Q2 2012(1)	Change	Q2 2013	Q2 2012(1)
Net sales	8,003	8,870	(9.8)%	6,714	7,511	(10.6)%	760	783	(2.9)%	529	576	(8.2)%
Other revenues	83	247	(66.4)%	72	233	(69.1)%	5	5		6	9	(33.3)%
Cost of sales	(2,672)	(2,725)	(1.9)%	(2,142)	(2,246)	(4.6)%	(350)	(301)	16.3%	(180)	(178)	1.1%
As % of net sales	(33.4)%	(30.7)%		(31.9)%	(29.9)%		(46.1)%	(38.4)%		(34.0)%	(30.9)%
Gross profit	5,414	6,392	(15.3)%	4,644	5,498	(15.5)%	415	487	(14.8)%	355	407	(12.8)%
As % of net sales	67.6%	72.1%		69.2%	73.2%		54.6%	62.2%		67.1%	70.7%
Research and development expenses	(1,186)	(1,235)	(4.0)%	(1,019)	(1,054)	(3.3)%	(121)	(142)	(14.8)%	(46)	(39)	17.9%
As % of net sales	(14.8)%	(13.9)%		(15.2)%	(14.0)%		(15.9)%	(18.1)%		(8.7)%	(6.8)%
Selling and general expenses	(2,309)	(2,285)	1.1%	(1,968)	(1,936)	1.7%	(160)	(157)	1.9%	(181)	(191)	(5.2)%		(1)
As % of net sales	(28.9)%	(25.8)%		(29.3)%	(25.8)%		(21.1)%	(20.1)%		(34.2)%	(33.1)%
Other current operating income/expenses	140	(141)		100	(153)		5	(2)		(1)			36	14
Share of profit/loss of associates(2) and joint ventures	3	122		8	123		(3)	(1)		(2)
Net income attributable to non-controlling interests	(45)	(50)		(45)	(49)						(1)
Business operating income	2,017	2,803	(28.0)%	1,720	2,429	(29.2)%	136	185	(26.5)%	125	176	(29.0)%	36	13
As % of net sales	25.2%	31.6%		25.6%	32.3%		17.9%	23.6%		23.6%	30.6%
Financial income and expenses	(137)	(156)
Income tax expense	(405)	(721)
Tax rate(3)	21.1%	28.0%
Business net income	1,475	1,926	(23.4)%
As % of net sales	18.4%	21.7%
Business earnings per share(4) (in euros)	1.11	1.46	(24.0)%

(1) Including impact of transition to IAS19R

(2) Net of tax

(3) Determined on the basis of Business income before tax, associates, and non-controlling interests

(4) Based on an average number of shares outstanding of 1,325.7 million in the second quarter of 2013 and 1,317.4 million in the second quarter of 2012

First-half 2013	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	H1 2013	H1 2012(1)	Change	H1 2013	H1 2012(1)	Change	H1 2013	H1 2012(1)	Change	H1 2013	H1 2012(1)	Change	H1 2013	H1 2012(1)
Net sales	16,062	17,381	(7.6)%	13,522	14,827	(8.8)%	1,457	1,400	4.1%	1,083	1,154	(6.2)%
Other revenues	181	673	(73.1)%	155	645	(76.0)%	12	10	20.0%	14	18	(22.2)%
Cost of sales	(5,208)	(5,333)	(2.3)%	(4,167)	(4,424)	(5.8)%	(695)	(563)	23.4%	(346)	(346)
As % of net sales	(32.4)%	(30.7)%		(30.8)%	(29.8)%		(47.7)%	(40.2)%		(32.0)%	(30.0)%
Gross profit	11,035	12,721	(13.3)%	9,510	11,048	(13.9)%	774	847	(8.6)%	751	826	(9.1)%
As % of net sales	68.7%	73.2%		70.3%	74.5%		53.1%	60.5%		69.3%	71.6%
Research and development expenses	(2,341)	(2,407)	(2.7)%	(2,007)	(2,044)	(1.8)%	(249)	(283)	(12.0)%	(85)	(80)	6.3%
As % of net sales	(14.6)%	(13.8)%		(14.8)%	(13.8)%		(17.1)%	(20.2)%		(7.8)%	(6.9)%
Selling and general expenses	(4,438)	(4,401)	0.8%	(3,796)	(3,755)	1.1%	(299)	(287)	4.2%	(343)	(358)	(4.2)%		(1)
As % of net sales	(27.6)%	(25.3)%		(28.1)%	(25.3)%		(20.5)%	(20.5)%		(31.7)%	(31.1)%
Other current operating income/expenses	170	16		131	(1)		7	(2)		(2)	1		34	18
Share of profit/loss of associates(2) and joint ventures	21	419		27	425		(4)	(6)		(2)
Net income attributable to non-controlling interests	(86)	(104)		(86)	(104)
Business operating income	4,361	6,244	(30.2)%	3,779	5,569	(32.1)%	229	269	(14.9)%	319	389	(18.0)%	34	17
As % of net sales	27.2%	35.9%		27.9%	37.6%		15.7%	19.2%		29.5%	33.7%
Financial income and expenses	(277)	(325)
Income tax expense	(996)	(1,569)
Tax rate(3)	24.0%	28.0%
Business net income	3,088	4,350	(29.0)%
As % of net sales	19.2%	25.0%
Business earnings per share(4) (in euros)	2.33	3.30	(29.4)%

(1) Including impact of transition to IAS19R

(2) Net of tax

(3) Determined on the basis of Business income before tax, associates, and non-controlling interests

(4) Based on an average number of shares outstanding of 1,323.9 million in the first semester of 2013 and 1,319.3 million in the first semester of 2012

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q2 2013	Q2 2012(4)	Change
Business net income	1,475	1,926	(23.4)%
Amortization of intangible assets(1)	(768)	(842)
Impairment of intangible assets	(430)	(39)
Fair value remeasurement of contingent consideration liabilities	(76)	(73)
Expenses arising from the impact of acquisitions on inventories	(3)	(3)
Restructuring costs	(105)	(163)
Other gains and losses, and litigation
Tax effect of items listed above:	469	354
Amortization of intangible assets	231	283
Impairment of intangible assets	180	14
Fair value remeasurement of contingent consideration liabilities	16	1
Expenses arising from the impact of acquisitions on inventories	1	1
Restructuring costs	41	55
Other tax items(2)	(109)
Share of items listed above attributable to non-controlling interests	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(10)	(7)
Net income attributable to equity holders of Sanofi	444	1,153	(61.5)%
Consolidated earnings per share(3) (in euros)	0.33	0.88

(1)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €740 million in the second quarter of 2013 and €814 million in the second quarter of 2012.

(2)         Tax (3%) on dividends paid to shareholders of Sanofi.

(3)         Based on an average number of shares outstanding of 1,325.7 million in the second quarter of 2013 and 1,317.4 in the second quarter  of 2012.

(4)         Impact of transition to IAS19R.

See page 11 for comments on the reconciliation of business net income to consolidated net income.

€ million	H1 2013	H1 2012(4)	Change
Business net income	3,088	4,350	(29.0)%
Amortization of intangible assets(1)	(1,543)	(1,675)
Impairment of intangible assets	(440)	(40)
Fair value remeasurement of contingent consideration liabilities	(117)	(106)
Expenses arising from the impact of acquisitions on inventories	(6)	(17)
Restructuring costs	(159)	(250)
Other gains and losses, and litigation
Tax effect of items listed above:	749	714
Amortization of intangible assets	490	615
Impairment of intangible assets	180	14
Fair value remeasurement of contingent consideration liabilities	20	3
Expenses arising from the impact of acquisitions on inventories	2	5
Restructuring costs	57	77
Other tax items(2)	(109)
Share of items listed above attributable to non-controlling interests	2	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(17)	(15)
Net income attributable to equity holders of Sanofi	1,448	2,962	(51.1)%
Consolidated earnings per share(3) (in euros)	1.09	2.25

(1)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,489 million in the first semester of 2013 and €1,602 million in the first semester of 2012.

(2)         Tax(3%) on dividends paid to shareholders of Sanofi.

(3)         Based on an average number of shares outstanding of 1,323.9 million in the first semester of 2013 and 1,319.3 in the first semester of 2012.

(4)         Including impact of transition to IAS19R.

Appendix 4: Consolidated income statement

€ million	Q2 2013	Q2 2012(1)	H1 2013	H1 2012(1)
Net sales	8,003	8,870	16,062	17,381
Other revenues	83	247	181	673
Cost of sales	(2,675)	(2,728)	(5,214)	(5,350)
Gross profit	5,411	6,389	11,029	12,704
Research and development expenses	(1,186)	(1,235)	(2,341)	(2,407)
Selling and general expenses	(2,309)	(2,285)	(4,438)	(4,401)
Other operating income	276	113	347	319
Other operating expenses	(136)	(254)	(177)	(303)
Amortization of intangible assets	(768)	(842)	(1,543)	(1,675)
Impairment of intangible assets	(430)	(39)	(440)	(40)
Fair value remeasurement of contingent consideration liabilities	(76)	(73)	(117)	(106)
Restructuring costs	(105)	(163)	(159)	(250)
Other gains and losses, and litigation
Operating income	677	1,611	2,161	3,841
Financial expense	(154)	(181)	(311)	(370)
Financial income	17	25	34	45
Income before tax and associates and joint ventures	540	1,455	1,884	3,516
Income tax expense(2)	(45)	(367)	(356)	(855)
Share of profit/loss of associates and joint ventures	(7)	115	4	404
Net income	488	1,203	1,532	3,065
Net income attributable to non-controlling interests	44	50	84	103
Net income attributable to equity holders of Sanofi	444	1,153	1,448	2,962
Average number of shares outstanding (million)	1,325.7	1,317.4	1,323.9	1,319.3
Earnings per share (in euros)	0.33	0.88	1.09	2.25

(1) Including impact of transition to IAS19R.

(2) In 2013, including a tax on dividends paid to shareholders of Sanofi: €109 million.

Appendix 5: Change in net debt

€ million	H1 2013	H1 2012(1)
Business net income	3,088	4,350
Depreciation, amortization and impairment of property, plant and equipment and software	594	627
Net gains and losses on disposals of non-current assets, net of tax	(154)	(40)
Other non cash items	(277)	396
Operating cash flow before changes in working capital(2)	3,251	5,333
Changes in working capital(2)	(870)	(684)
Acquisitions of property, plant and equipment and software	(586)	(711)
Free cash flow(2)	1,795	3,938
Acquisitions of intangibles, excluding software	(142)	(75)
Acquisitions of investments, including assumed debt(2)	(273)	(179)
Restructuring costs paid	(325)	(504)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	266	71
Issuance of Sanofi shares	741	74
Dividends paid to shareholders of Sanofi	(3,638)	(3,487)
Acquisition of treasury shares	(890)	(454)
Disposals of treasury shares, net of tax	2
Other items(3)	11	128
Change in net debt	(2,453)	(488)

(1) Including impact of transition to IAS19R.

(2)  Excluding restructuring costs.

(3)  Of which foreign exchange effect on net debt €17 million in 2013 and -€68 million in 2012.

Appendix 6: Simplified consolidated balance sheets

	06/30/13	12/31/12(1)
ASSETS € million
Property, plant and equipment	10,409	10,578
Intangible assets (including goodwill)	56,410	58,265
Non-current financial assets, investments in associates, and deferred tax assets	9,309	8,665
Non-current assets	76,128	77,508
Inventories, accounts receivable and other current assets	16,626	16,419
Cash and cash equivalents	4,181	6,381
Current assets	20,807	22,800
Assets held for sale or exchange	52	101
Total ASSETS	96,987	100,409

LIABILITIES & EQUITY € million
Equity attributable to equity-holders of Sanofi	56,066	57,332
Equity attributable to non-controlling interests	129	134
Total equity	56,195	57,466
Long-term debt	10,689	10,719
Non-current liabilities related to business combinations and to non-controlling interests	1,347	1,350
Provisions and other non-current liabilities	9,565	11,043
Deferred tax liabilities	5,547	5,932
Non-current liabilities	27,148	29,044
Accounts payable and other current liabilities	9,549	9,948
Current liabilities related to business combinations and to non-controlling interests	109	100
Short-term debt and current portion of long-term debt	3,971	3,812
Current liabilities	13,629	13,860
Liabilities related to assets held for sale or exchange	15	39
Total LIABILITIES & EQUITY	96,987	100,409

(1) Including impact of transition to IAS19R.

Appendix 7: R&D Pipeline

Registration

N **Aubagio® (teriflunomide)** Relapsing forms of Multiple sclerosis (RMS) Monotherapy, EU	N **Lyxumia® (lixisenatide)** GLP-1 agonist Type 2 diabetes, U.S.
Lemtrada™ (alemtuzumab) Anti-CD52 mAb Multiple sclerosis, EU, U.S.	**VaxiGrip® QIV IM** Quadrivalent inactivated influenza vaccine

Phase III

N **eliglustat tartrate** Glucosylceramide synthetase inhibitor Gaucher disease	**U300** Insulin glargine Type 1+2 diabetes	**Quadracel®** Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age
N **fedratinib** JAK-2 inhibitor Myelofibrosis (1L)	**Kynamro™ (mipomersen)** Apolipoprotein B-100 antisense Severe HeFH, U.S.	**Dengue** Mild-to-severe dengue fever vaccine
Jevtana® (cabazitaxel) Metastatic prostate cancer (1L)	N **alirocumab** Anti-PCSK-9 mAb Hypercholesterolemia	**DTP-HepB-Polio-Hib (PR5I)** Pediatric hexavalent vaccine
SYNVISC-ONE® Medical device Pain in hip OA	N **sarilumab** Anti-IL-6R mAb Rheumatoid arthritis	**Fluzone® QIV ID** Quadrivalent inactivated influenza vaccine intradermal
MACI® Cell-based treatment Femoral chondyle cartilage defects, U.S.	N **SAR399063** DHA-GLP + vit D Pre-sarcopenia	**Clostridium difficile** Toxoid vaccine

Phase II

LixiLan lixisenatide+ insulin glargine Fixed-Ratio / Type 2 diabetes	N **FOV1101** FDC prednisolone/cyclosporine Allergic conjunctivitis	N **SAR279356** (F598) Anti-PNAG mAb Serious infections
N **SAR3419** Maytansin-loaded anti-CD19 mAb B-cell malignancies refractory/relapsed (NHL, ALL)	**sarilumab** Anti-IL-6R mAb Uveitis	N **ferroquine** Antimalarial Malaria
N **SAR256212** (MM121) anti-ErbB3 mAb Breast cancer (2L, 3L)	N **SAR292833** (GRC15300) TRPV3 antagonist Chronic disabling pain	N **SAR97276** Antimalarial Malaria
N **SAR245409** (XL765) Oral dual inhibitor of PI3K & mTOR Non-Hodgkin lymphoma	N **SAR110894** H3 antagonist Alzheimer's disease	N **fresolimumab** TGFβ antagonist Focal segmental glomerulosclerosis
fedratinib JAK-2 inhibitor Polycythemia vera (2L) Ruxolitinib resistant/intolerant MF	N **SAR113945** IKK-β inhibitor Osteoarthritis	N **dupilumab** Anti-IL4Rα mAb Asthma; Atopic dermatitis
Jevtana® (cabazitaxel) Small cell lung cancer (2L)	**Meninge ACYW conj.** 2nd generation meningococcal conjugate infant vaccine	N **SAR339658** VLA 2 antagonist Inflammatory bowel disease
N **GENZ438027** (ALN-TTR02) mRNA inhibitor Familial amyloid polyneuropathy	**Rabies VRVg** Purified vero rabies vaccine	N **SAR156597** IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis
	Rotavirus Live attenuated tetravalent Rotavirus oral vaccine	N **SAR100842** LPA-1/LPA-3 Systemic sclerosis

Appendix 8: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the second quarter and the first half of 2013

€ million	Q2 2013	H1 2013
Net sales	8,003	16,062
Effect of exchange rates	305	517
Net sales at constant exchange rates	8,308	16,579

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  Tax (3%) on dividends paid to Sanofi shareholders.

(1)         Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.